December 3, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Stop 4631

Washington, D.C. 20549

Re:	Deer Valley Corporation

Form 10-K for the Year Ended December 31, 2009

Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010

File No. 0-5388

Dear Mr. Decker:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments you provided by letter dated November 18, 2010 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Forms 10-Q for the periods ended September 30, 2010. Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2009

Financial Statements

Note 2- Summary of Significant Accounting Policies

1. We have read your response to comment seven from our letter dated October 14, 2010. Please provide us with a comprehensive discussion of the specific guarantees provided under the Letter of Credit issued by your bank. In addition, we believe that future filings should continue to describe the terms of these investments rather than identifying them as akin to money market funds.

Response

In future filings we will continue to describe the terms of the investments rather than identifying them as akin to money market funds. In addition, in future filings we will include the following comprehensive discussion of the specific guarantees provided under the Letter of Credit issued by our bank similar to below:

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company considers its investment in Variable Rate

Demand Bonds (“VRDB’s”) as highly liquid investments. The VRDB’s investments are a popular money market investment and redeemable with seven days notice. These investments have maturity dates beyond three months and are considered cash equivalents, because the investor has the right to redeem or “put” the notes back at any time with a maximum of seven days notice. These investments are not insured by the Federal Deposit Insurance Corporation, but payment of principal and interest is guaranteed by a Letter of Credit from Fifth Third Bank (A1/P-2 Moody’s, BBB+/A-3 S&P, A/F-1 Fitch).

2. You have replaced the word “registrant” with “small business issuer” in paragraphs 3, 4 and 5 of your certifications. In future filings, please revise your certifications to use the word “registrant” instead of “small business issuer.” Your certifications should be in the exact form as required in paragraph 31 of Item 601 of Regulation S-K.

Response

In future filings, we will revise our certifications to use the word “registrant” instead of “small business issuer.” Our certifications will be in the exact form as required in paragraph 31 of Item 601 of Regulation S-K.

In providing the responses set forth in this letter, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 885-5998 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

s/ Charlie Masters

Charles G. Masters
President, President and Chief Executive Officer
(Principal Executive Officer)

cc: Bush Ross, P.A.